EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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

                                         Three Months Ended
                                              August 31,
                                         ___________________

                                        2005           2004
                                        ____           ____

                                           (in millions)

Net income                             $432.3         $326.8
Income taxes                            227.7          178.7
                                       ______         ______

Income before income taxes              660.0          505.5
                                       ______          _____

Add fixed charges
      Interest expense (A)               11.3            9.4
      Interest component of leases (B)   20.1           18.4
                                       ______         ______

Total fixed charges                      31.4           27.8
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $691.4         $533.3
                                     ========       ========
Ratio of earnings to total fixed
      charges                            22.0           19.2
                                       ======         ======

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(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.